SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Total Voting Rights

AVIVA PLC - VOTING RIGHTS AND CAPITAL

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1A, we hereby notify the market of the following:

Aviva plc has today allotted 41,996,357 ordinary shares of 25p each which were admitted to trading. This is in respect of the Aviva Scrip Dividend Scheme alternative to the 2011 interim cash dividend.  Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Aviva plc.  Aviva plc does not hold any ordinary shares in treasury.

Following the allotment, the total number of voting rights in Aviva plc is 2,905,058,056.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Aviva plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

Russell Tullo, Deputy Group Company Secretary    +44 (0)20 7662 0519

17 November 2011

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ
Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 November, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary